

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2017

Geert Kersten
Chief Executive Officer
Cel-Sci Corporation
8229 Boone Blvd.
Suite 802
Vienna, Virginia 22182

    Re: Cel-Sci Corporation
        Preliminary Proxy Statement on Schedule 14A
        Filed on March 17, 2017
        File No. 001-11889

Dear Mr. Kersten:

We have limited our review of your preliminary proxy statement to the issues we have addressed in our comments. Please respond to this letter by revising the proxy statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PRE 14A filed March 17, 2017

Proposal to Give the Board of Directors the Authorization to Reverse Split..., page 25

1.   Your disclosure on page 27 that fractional shares will be rounded up to the nearest whole share appears inconsistent with your disclosure that a ratio of 1-for-25 would eliminate 558 shareholders of record causing the company to have 260 holders of record. Please revise to clarify why shareholders would be eliminated if you are rounding up. If fractional shares will be cashed out, please expand your disclosure to provide the terms of the cash out.

2.   Given your disclosure that a ratio of 1-for-25 would eliminate 558 shareholders of record causing the company to have 260 holders of record, it appears that the reverse stock split may have a reasonable likelihood of cashing out a sufficient number of record holders to produce one or both effects reflected in Rule 13e-3(a)(3)(ii)(A) and (B). Accordingly, please provide your analysis as to whether the contemplated reverse stock split, cashing out of fractional shares and the potential reduction in the number of record holders may

constitute a going private transaction pursuant to Rule 13e-3. If so, please comply with the requirements set forth in paragraphs (d), (e), and (f) of Rule 13e-3. Alternatively, please advise us why the potential split ratio chosen would not be reasonably likely to produce either of the referenced effects.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Johnny Gharib at (202) 551-3170 or Joseph McCann at (202) 551-6262 if you have any questions.

Division of Corporation Finance
Office of Healthcare & Insurance